UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2026

Commission File Number: 001-36059

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

(Name of Registrant)

Av. Antonio Dovalí Jaime No. 70, 13 Floor, Tower B

Colonia Zedec Santa Fe

United Mexican States, Mexico City 01210

+(52) 55-5261-6400

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On April 24, 2026, Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS) issued a press release announcing the results of its general ordinary annual shareholders’ meeting, titled “Volaris announces shareholder resolutions adopted during general ordinary annual meeting.” A copy of this press release is attached to this Form 6-K as Exhibit 99.1. A courtesy English translation of the summary of the resolutions adopted at the general ordinary annual shareholders’ meeting is attached to this Form 6-K as Exhibit 99.2, and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

Date: April 24, 2026	By:	/s/ Enrique J. Beltranena Mejicano
	Name:	Enrique J. Beltranena Mejicano
	Title:	Chief Executive Officer

	By:	/s/ Jaime E. Pous Fernández
	Name:	Jaime E. Pous Fernández
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated April 24, 2026, titled “Volaris announces shareholder resolutions adopted during general ordinary annual meeting.”

99.2	Courtesy English translation of the call of general ordinary annual shareholders’ meeting.